Exhibit 3.1

NEWS CORPORATION

CERTIFICATE OF ELIMINATION
OF THE
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

Pursuant to Section 151(g) of the General Corporation Law
of the State of Delaware

News Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

1.    Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”) and the authority conferred upon the Executive Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company by the Board in accordance with Section 141(c)(2) of the DGCL and the Company’s Amended and Restated By-laws, the Committee adopted the following resolutions respecting the Company’s Series A Junior Participating Preferred Stock, which resolutions have not been amended or rescinded:

WHEREAS, effective June 28, 2013, the Board authorized the issuance of a series of 2,250,000 shares of Series A Junior Participating Preferred Stock (the “Series A Junior Participating Preferred Stock”); and

WHEREAS, the Committee deems it advisable and in the best interest of the Company and its stockholders to eliminate the Series A Junior Participating Preferred Stock.

NOW, THEREFORE, BE IT RESOLVED, that none of the authorized shares of Series A Junior Participating Preferred Stock are outstanding, and none will be issued subject to the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock previously filed with respect to the Series A Junior Participating Preferred Stock (the “Certificate of Designation”);

RESOLVED FURTHER, that each of the officers of the Company be, and each of them individually hereby is, authorized and directed to take any and all actions as such officers deem necessary and appropriate to eliminate the Series A Junior Participating Preferred Stock, including to execute and file, or cause to be executed and filed, a Certificate of Elimination of the Series A Junior Participating Preferred Stock (the “Certificate of Elimination”) with the Secretary of State of the State of Delaware;

RESOLVED FURTHER, that when the Certificate of Elimination setting forth these resolutions becomes effective, it shall have the effect of eliminating from the Restated Certificate of Incorporation of the Company all matters set forth in the Certificate of Designation with respect to the Series A Junior Participating Preferred Stock, and all of the shares that were designated as Series A Junior Participating Preferred Stock shall be returned to the status of preferred shares of the Company, without designation as to series;

2.    This Certificate of Elimination shall be effective as of September 22, 2021 (the “Effective Date”).

3.    In accordance with Section 151(g) of the DGCL, effective as of the Effective Date, all matters set forth in the previously filed Certificate of Designation with respect to the Series A Junior Participating Preferred Stock are hereby eliminated.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by its duly authorized officer this 21st day of September, 2021.

NEWS CORPORATION

By:	/s/ Michael Bunder
Name: Michael Bunder
Title: Senior Vice President, Deputy General Counsel and Corporate Secretary